Exhibit 21.1
Subsidiaries of Sesen Bio, Inc.

Subsidiary	Jurisdiction of Incorporation
Viventia Bio Inc.	Province of Ontario, Canada
Viventia Bio USA Inc.	Province of Ontario, Canada
Viventia Biotech (EU) Limited	United Kingdom